

January 6, 2011

Mr. Christopher J. Stephens, Jr.
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended September 30, 2010**
> **File No. 1-4801**

Dear Mr. Stephens:

We have reviewed your response letter dated December 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

MD&A

Critical Accounting Policies

Business Acquisitions and Goodwill, page 28

2. We note your response to prior comment 4. Your response indicates that each program has a total program sales dollar which can be used over various terms. The terms range up to 30 years. It also appears that you are amortizing the assets related to revenue sharing programs as sales dollars are being earned as a percentage of total estimated sales dollars for each program. Please confirm.

Consolidated Statements of Changes in Stockholders' Equity, page 35

3. We note your response to prior comment 5. Please address the following:
    *   Please tell us which revisions to ASC 480-10-S99 in 2009 required you to classify all, or a portion, of the equity-classified component in mezzanine equity; and
    *   During 2007, certain of your convertible notes were redeemable based upon the provisions of the notes. During 2008, the convertible notes were no longer redeemable based upon these provisions. Please tell us the specific convertible notes and provisions related to these notes that you are referring to. Please also tell us how you determined that these notes were redeemable in 2007 and no longer redeemable in 2008.

Notes to the Financial Statements

Note 13. Pension and Other Postretirement Benefits, page 48

4. We note your response to prior comment 7. Please help us further understand how you determined that the benefit obligations of international plans were not significant compared to the total benefit obligation and that you did not use significantly different assumptions for your international plans by addressing the following:
    *   Please tell us the percentage of the total benefit obligation which related to international plans at December 31, 2008 as well as an approximate percentage, if available, at September 30, 2010 or December 31, 2010;
    *   Please tell us the long-term rate of return and increase in compensation assumptions used for international plans. Please tell us how these assumptions compare to those used for U.S. plans. Please provide this information for 2007, 2008, 2009 and 2010, to the extent available; and
    *   Please tell us how the discount rate assumptions used for international plans compare to those used for U.S. plans in 2007, 2008, and 2010, to the extent available.
    Refer to ASC 715-20-50-4.

Note 15. Income Taxes, page 55

5. We note your response to prior comment 8. Please tell us the amount of undistributed earnings located in Singapore from previous years as well as the estimated amount related to the remaining of 2010. Please help us better understand how you determined that these earnings should continue to be considered to be permanently reinvested. ASC 740-30-25-17 states that the experience of entities and definite future programs of operations are examples of the types of evidence required to substantiate the representation of indefinite postponement of remittances from a subsidiary. In this regard, please tell us whether earnings have been previously repatriated from your Singapore subsidiary as well as the nature of any specific plans for reinvestment of undistributed earnings related to this subsidiary.

Form 10-Q for period ended September 30, 2010

General

6. Please address the above comments in your interim filings as well.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief